EXHIBIT 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended

March 31, 2018 and 2017

(Unaudited)

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

For the three months ended March 31, 2018 and 2017

(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

	Note	2018	2017

Metal revenues	12	$23,338	$32,306

Cost of sales (including depreciation and depletion)	3a)	16,784	21,201

Earnings from mine operations		6,554	11,105

Corporate and administrative expenses	3b)	2,903	1,325

Earnings from operations		3,651	9,780

Other income, net		160	50
Finance income (expense)	3c)	425	(238)
Loss on derivative contracts	11	(78)	(1,421)
Foreign exchange gain		109	47

Earnings before income taxes		4,267	8,218

Income taxes
Current tax expense		1,561	2,829
Deferred tax recovery		(524)	(653)
		1,037	2,176

Earnings and comprehensive income for the period		$3,230	$6,042

Weighted average shares outstanding:
Basic	10	44,678,701	35,562,860
Diluted	10	44,718,882	35,998,239

Earnings per share:
Basic	10	$0.07	$0.17
Diluted	10	$0.07	$0.17

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2018 and 2017

(In thousands of United States dollars) - Unaudited

	Note	2018	2017

OPERATING ACTIVITIES
Earnings before income taxes		$4,267	$8,218
Items not affecting cash:
Depletion and depreciation	3a)	1,270	1,839
Finance (income) expense	3c)	(425)	238
Loss on derivative contracts	11	78	1,421
Share-based payments	9b), 9c)	255	177
Unrealized foreign exchange gain		(177)	(174)
		5,268	11,719
Changes in non-cash working capital items:
Trade and other receivables		(3,972)	1,232
Inventories		(6,534)	920
Advances and prepaid expenses		74	61
Trade payables and accrued liabilities		3,338	(529)
Income tax paid		-	(3,660)
Cash (used in) provided by operating activities		(1,826)	9,743

INVESTING ACTIVITIES
Expenditures on mineral properties, and plant and equipment		(4,669)	(2,145)
Expenditures on exploration and evaluation		(5,362)	(2,697)
Rye Patch transaction costs	1	(437)	-
Cash used in investing activities		(10,468)	(4,842)

FINANCING ACTIVITIES
Interest paid		-	(5)
Cash used in financing activities		-	(5)

Effects of exchange rate changes on the balance of cash held in foreign currencies		(77)	421

(Decrease) increase in cash and cash equivalents		(12,371)	5,317
Cash and cash equivalents, beginning of period		31,474	33,877
Cash and cash equivalents, end of period		$19,103	$39,194

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of United States dollars) - Unaudited

		March 31,	December 31,
	Note	2018	2017

ASSETS
Current
Cash and cash equivalents		$19,103	$31,474
Short-term investments		20,157	20,082
Trade and other receivables	4	14,631	11,692
Inventories	5	29,479	21,984
Advances and prepaid expenses		1,184	1,258
Derivative asset	11	-	21
Total current assets		84,554	86,511

Mineral properties, plant and equipment, exploration and evaluation	6	155,673	149,124
Total assets		$240,227	$235,635

LIABILITIES
Current
Trade payables and accrued liabilities	7	$26,826	$24,796
Derivative liability	11	57	-
Total current liabilities		26,883	24,796

Warrant liability	8	87	595
Deferred tax liabilities		7,433	7,972
Provision for site reclamation and closure		4,176	4,101
Other provisions		1,388	1,380
Other	9c)	169	206
Total liabilities		40,136	39,050

EQUITY
Issued capital		253,491	253,491
Share-based payment reserve		19,401	19,125
Deficit		(72,801)	(76,031)
Total equity		200,091	196,585
Total liabilities and equity		$240,227	$235,635

Approved by the Directors

“Greg McCunn”	Director	“Paula Rogers”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended March 31, 2018 and 2017

(In thousands of United States dollars, except share numbers) - Unaudited

		Number of common shares	Issued capital	Share- based payment reserve	(Deficit) Retained earnings	Total equity
Balance at January 1, 2018	Note	44,678,701	$253,491	$19,125	$(76,031)	$196,585
Earnings and comprehensive income for the period		-	-	-	3,230	3,230
Equity settled share-based payments	9b)	-	-	276	-	276
Balance at March 31, 2018		44,678,701	$253,491	$19,401	$(72,801)	$200,091

Balance at January 1, 2017		35,562,860	$212,698	$18,317	$(87,929)	$143,086
Earnings and comprehensive income for the period		-	-	-	6,042	6,042
Equity settled share-based payments	9b)	-	-	177	-	177
Balance at March 31, 2017		35,562,860	$212,698	$18,494	$(81,887)	$149,305

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Alio Gold Inc. (“Alio” or “the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V., Molimentales del Noroeste, S.A. de C.V. (“MdN”) and Minera Aurea, S.A de C.V. (“Minera Aurea”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine in Sonora, Mexico and Minera Aurea holds a 100% interest in the Ana Paula Property (“Ana Paula”), an exploration and evaluation asset in Guerrero, Mexico.

The Company is listed for trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange American under the symbol ALO. The registered office of the Company is located at Suite 507 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

Rye Patch Gold Corp. Acquisition

On March 19, 2018, the Company and Rye Patch Gold Corp. (“Rye Patch”) jointly announced that they have entered into a definitive arrangement agreement (the "Arrangement Agreement") pursuant to which the Company has agreed to acquire all of the issued and outstanding common shares of Rye Patch for consideration of 0.48 common shares of the Company (the "Exchange Ratio") and CAD$0.001 in cash for each common share of Rye Patch. Outstanding Rye Patch warrants and options will be converted into warrants and options to acquire the Company’s common shares based on the Exchange Ratio (“Replacement Warrants and Options”).

The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least:

•	50% of the votes cast by the shareholders of Alio voting together as a single class at the annual general meeting of Alio shareholders; and,
•	66 2/3% of the votes cast by the shareholders of Rye Patch voting together as a single class at a special meeting of Rye Patch shareholders.

In addition to securityholder and court approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

2.	BASIS OF PREPARATION
a)	Statement of compliance

These condensed interim consolidated financial statements (“interim financial statements”) were approved by the Board of Directors and authorized for issue on May 8, 2018.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2017 and 2016 (“annual consolidated financial statements”).

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

b)	Significant accounting policies

The accounting policies applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 3 to the annual consolidated financial statements with exception of the following:

i.	Financial instruments

On January 1, 2018, the Company adopted IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard using the modified retrospective approach. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities. The standard also had negligible impact on the carrying amounts of the Company’s financial instruments at the transition date.

The following summarizes the significant changes in IFRS 9 compared to the current standard:

•

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of the Company’s financial assets on transition date.

•

The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of the Company’s financial assets on the transition date given the Company transacts exclusively with large established commodity trading firms and other organizations with strong credit ratings and the negligible historical level of customer default.

•

The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an "economic relationship". Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced. The Company had not designated any of its financial instruments as hedges as at December 31, 2017, or upon adoption of IFRS 9.

The Company has also adopted a narrow scope amendment to IFRS 7 - Financial Instruments - Disclosures. As a result of applying the amendment, the Company will add disclosure relating to its risk management strategies for which hedge accounting is applied in its consolidated financial statements for the year ended December 31, 2018.

ii.	Revenue recognition

On January 1, 2018, the Company adopted IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 - Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018, using the full retrospective approach without applying any practical expedients.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its gold doré sales under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.

Additionally, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. The Company has evaluated its sales agreements and concluded delivery of individual gold doré shipments are the only performance obligations in the contracts and accordingly there will be no change in the amount or timing of revenue recognition under the new standard.

iii.	Other narrow scope amendments/interpretations

The Company has adopted amendments to IFRS 2 - Share Based Payments and IFRIC 22 - Foreign Currency Transactions and Advance Consideration, which did not have an impact on the Company's interim financial statements.

iv.	Changes in accounting policies not yet effective

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. The Company plans to adopt IFRS 16 for periods beginning after January 1, 2019.

The Company is currently evaluating the potential impact of applying IFRS 16.

c)	Critical judgements and estimates

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The Company’s interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in notes 2(d) and 2(e) to the annual consolidated financial statements with exception of the following:

Revenue recognition as a result of adopting IFRS 15

i.	Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the gold doré.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

ii.	Transfer of control

Judgement is required to determine when transfer of control occurs relating to the sale of the Company's gold doré to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

d)	Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. All amounts are presented in United States dollars, which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. All inter-company balances, transactions, revenues and expenses have been eliminated.

3.	EXPENSES
a)	Cost of sales

	Three months ended March 31,
	2018	2017
Costs of contract mining	$12,667	$9,313
Crushing and gold recovery costs	8,168	6,887
Mine site administration costs	1,489	1,025
Transport and refining	20	81
Royalties	118	161
Change in inventories	(6,948)	1,895
Production costs	15,514	19,362
Depreciation and depletion	1,270	1,839
Cost of sales (including depreciation and depletion)	$16,784	$21,201

b)	Corporate and administrative expenses

		Three months ended March 31,
	Note	2018	2017
Salaries		$817	$474
Consulting and professional fees (1)		1,432	351
Share-based payments	9b), 9c)	255	177
Rent and office costs		89	70
Administrative and other		310	253
Corporate and administrative expenses		$2,903	$1,325

(1)

During the three months ended March 31, 2018, consulting and professional fees included transaction costs related to the acquisition of Rye Patch of $790 (three months ended March 31, 2017 - $nil) (note 1).

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

c)	Finance (income) expense

		Three months ended March 31,
	Note	2018	2017
(Gain) loss on revaluation of warrant liabilities	8	$(508)	$169
Accretion of provision for site reclamation and closure and other provisions		83	64
Interest on equipment financing		-	5
Finance (income) expense		$(425)	$238

4.	TRADE AND OTHER RECEIVABLES

	March 31,	December 31,
	2018	2017
Trade receivable	$141	$1,019
VAT receivable (1)	14,490	10,614
Other receivables	-	59
	$14,631	$11,692

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. During the three months ended March 31, 2018, income tax instalments applied against VAT receivable were $573 (three months ended March 31, 2017 - $2,425). During the three months ended March 31, 2018, the Company collected $1,940 (three months ended March 31, 2017 - $3,601) of the VAT receivable. Subsequent to March 31, 2018, $1,737 of VAT was received by the Company.

5.	INVENTORIES

	March 31,	December 31,
	2018	2017
Ore in process	$24,436	$16,764
Finished metal inventory	618	383
Supplies	4,425	4,837
	$29,479	$21,984

The costs of inventories recognized as an expense for the three months ended March 31, 2018, was $15,157 (three months ended March 31, 2017 - $19,934) and are included in cost of sales as costs of contract mining, crushing and gold recovery costs, change in inventories and depreciation and depletion.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

	Mineral properties (1)	Plant and equipment (2)	Exploration and evaluation	Total
Cost
At January 1, 2018	$190,670	$121,575	$101,185	$413,430
Expenditures	2,872	1,109	4,829	8,810
At March 31, 2018	193,542	122,684	106,014	422,240
Accumulated depreciation, depletion and impairment
At January 1, 2018	162,035	93,593	8,678	264,306
Depreciation and depletion	1,680	581	-	2,261
At March 31, 2018	163,715	94,174	8,678	266,567
Carrying amount at March 31, 2018	$29,827	$28,510	$97,336	$155,673

	Mineral properties (1)	Plant and equipment (2)	Exploration and evaluation	Total
Cost
At January 1, 2017	$176,503	$112,385	$84,190	$373,078
Expenditures	13,444	9,190	16,995	39,629
Change in reclamation obligation	723	-	-	723
At December 31, 2017	190,670	121,575	101,185	413,430
Accumulated depreciation, depletion and impairment
At January 1, 2017	157,856	92,243	8,678	258,777
Depreciation and depletion	4,179	1,350	-	5,529
At December 31, 2017	162,035	93,593	8,678	264,306
Carrying amount at December 31, 2017	$28,635	$27,982	$92,507	$149,124

(1)	At March 31, 2018, mineral properties included deferred stripping costs with a carrying value of $11,396 (December 31, 2017 - $9,582).
(2)	Plant and equipment includes construction-in-progress assets of $15,154 (December 31, 2017 - $14,727).

Carrying amount by segment

	Mineral properties	Plant and equipment	Exploration and evaluation	Total
At March 31, 2018
San Francisco Mine	$29,827	$13,780	$1,353	$44,960
Ana Paula Project	-	14,584	95,983	110,567
Other	-	146	-	146
	$29,827	$28,510	$97,336	$155,673

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

	Mineral properties	Plant and equipment	Exploration and evaluation	Total
At December 31, 2017
San Francisco Mine	$28,635	$13,791	$1,043	$43,469
Ana Paula Project	-	14,041	91,464	105,505
Other	-	150	-	150
	$28,635	$27,982	$92,507	$149,124
7.	TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31,	December 31,
	2018	2017
Trade payables	$19,754	$17,699
Income taxes payable	1,422	1,251
Accrued liabilities	3,925	4,121
Vendor loan	1,725	1,725
	$26,826	$24,796
8.	WARRANT LIABILITY

The share purchase warrants are classified as a financial instrument under the principles of IFRS 9, as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance (income) expense (note 3(c)).

						Warrants Outstanding
Issuance	Expiry Date	TSX Ticker	Exercise Price	Warrants Issued	Common Shares Upon Exercise	March 31, 2018	December 31, 2017
Bought deal July 20, 2017	July 20, 2018	ALO.WT.A	C$8.00 $6.36	4,031,000	4,031,000	4,031,000	4,031,000
Bought deal November 30, 2016	May 30, 2018	ALO.WT	C$0.70 $0.52	18,200,000	1,820,000	18,200,000	18,200,000
				22,231,000	5,851,000	22,231,000	22,231,000

The share purchase warrants were revalued to the following:

	March 31,	December 31,
	2018	2017
Bought deal July 20, 2017 (1)	$16	$305
Bought deal November 30, 2016 (2)	71	290
	$87	$595

(1)	Valuation based on the TSX closing price of C$0.005 ($0.004) (December 31, 2017 - C$0.10 ($0.08)).
(2)	Valuation based on the TSX closing price of C$0.005 ($0.004) (December 31, 2017 - C$0.02 ($0.02)).

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

During the three months ended March 31, 2018 and 2017, the Company recognized the following (gain) loss on revaluation of the share purchase warrant liabilities (note 3(c)):

Three months ended March 31,
	2018	2017
Bought deal July 20, 2017	$(289)	$-
Bought deal November 30, 2016	(219)	11
Private placement October 19, 2015	-	158
	$(508)	$169

9.	EQUITY
a)	Authorized share capital
•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and,
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

There were no common share transactions during the three months ended March 31, 2018 and 2017.

At March 31, 2018, and December 31, 2017, there were 44,678,701 issued and outstanding common shares. The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Market Price as defined by the TSX Corporate Finance Manual and vest over periods no less than eighteen months.

Share option transactions and the number of share options outstanding during the three months ended March 31, 2018, and year ended December 31, 2017, are summarized as follows:

	Number of share options	Weighted average exercise price (C$)
Outstanding at January 1, 2017	1,785,450	11.47
Granted	796,900	5.26
Exercised	(60,000)	3.30
Expired	(197,500)	25.72
Forfeited	(190,000)	10.30
Outstanding at December 31, 2017	2,134,850	8.29
Granted	1,023,143	3.30
Forfeited	(138,500)	6.21
Outstanding at March 31, 2018	3,019,493	6.67
Exercisable at March 31, 2018	1,299,408	10.08

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

Share options outstanding and exercisable at March 31, 2018, are as follows:

Exercise price range (C$)	Number of options outstanding	Weighted average exercise price (C$)	Weighted average remaining life of options (years)	Number of options exercisable	Weighted average exercise price (C$)	Weighted average remaining life of options (years)
2.50 - 10.00	2,607,893	4.63	3.89	887,808	5.64	2.68
10.01 - 20.00	309,000	15.80	1.41	309,000	15.80	1.41
20.01 - 31.40	102,600	31.20	3.36	102,600	31.20	3.36
	3,019,493	6.67	3.62	1,299,408	10.08	2.43

The fair value of share options recognized as an expense during the three months ended March 31, 2018, was $276 (three months ended March 31, 2017 - $177) (note 3(b)).

The weighted average grant date fair value of options granted during the three months ended March 31, 2018, was C$1.53 ($1.21) (three months ended March 31, 2017 - C$2.85 ($2.15). The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the three months ended March 31, 2018 and 2017:

	Three months ended March 31,
	2018	2017
Risk-free interest rate	2.0%	1.0%
Expected life of options	5.0 years	4.5 years
Annualized volatility	51.2%	76.5%
Forfeiture rate	2.2%	2.2%
Dividend rate	0.0%	0.0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. For the three months ended March 31, 2018, the annualized volatility assumptions are based on the VanEck Vectors Junior Gold Miners Exchange Traded Fund (GDXJ) and historical forfeiture rates. For the three months ended March 31, 2017, the annualized volatility and forfeiture rate assumptions are based on the Company’s historical results.

c)	Share-based compensation

The Company has a long-term incentive plan consisting of deferred share units (“DSU”), restricted share units (“RSU”), and performance share units (“PSU”) under its long-term incentive plan.

DSU, RSU and PSU Activity	DSUs (thousands)	DSU Fair Value	RSUs (thousands)	RSU Fair Value	PSUs (thousands)	PSU Fair Value
At January 1, 2017	-	$-	-	$-	-	$-
Granted	113	492	175	762	175	1,318
Change in value	-	(77)	-	(119)	-	(228)
At December 31, 2017	113	$415	175	$643	175	$1,090
Granted	182	473	267	695	267	695
Forfeited	-	-	(25)	(93)	(25)	(159)
Change in value	-	(315)	-	(434)	-	(767)
At March 31, 2018	295	$573	417	$811	417	$859

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

i)	Deferred share units

Directors were granted DSUs where each DSU has a value equivalent to the price of one common share listed on the TSX. The DSUs are settled in cash and fully vest the day before each Annual General Meeting. Cash settlement takes place following a Director’s resignation.

At March 31, 2018, the carrying amount of DSUs outstanding and included in accrued liabilities was $204 (December 31, 2017 - $189). For the three months ended March 31, 2018, the share-based payments expense related to the DSUs was $15 (three months ended March 31, 2017 - $nil) (note 3(b)).

ii)	Restricted share units

Selected employees were granted RSUs where each RSU has a value equivalent to the price of one common share listed on the TSX. The RSUs are settled in cash and fully vest on the three-year anniversary date.

At March 31, 2018, the carrying amount of RSUs outstanding and included in other liabilities was $69 (December 31, 2017 - $64). For the three months ended March 31, 2018, the share-based payments expense related to the RSUs was $5 (three months ended March 31, 2017 - $nil) (note 3(b)).

iii)	Performance share units

Selected employees were granted PSUs where each PSU has a value equivalent to the price of one common share listed on the TSX. The PSUs are settled in cash and fully vest after three years ending on December 31 starting in the grant year (the “Performance Period”). Performance results at the end of the Performance Period relative to performance criteria and the application of a performance multiplier determines the vesting number of PSUs for each participant. Criteria is based on the Company’s share price performance in relation to its peer group.

At March 31, 2018, the carrying amount of PSUs outstanding and included in other liabilities was $100 (December 31, 2017 - $142). For the three months ended March 31, 2018, the share-based payments recovery related to the PSUs was $41 (three months ended March 31, 2017 - $nil) (note 3(b)).

10.	EARNINGS PER SHARE

	Three months ended March 31, 2018			Three months ended March 31, 2017
	Earnings for the period	Weighted average shares outstanding	Earnings per share	Earnings for the period	Weighted average shares outstanding	Earnings per share
Basic EPS	$3,230	44,678,701	$0.07	$6,042	35,562,860	$0.17
Effect of dilutive securities:
Share options	-	40,181	-	-	146,377	-
Warrants	-	-	-	-	289,002	-
Diluted EPS	$3,230	44,718,882	$0.07	$6,042	35,998,239	$0.17

At March 31, 2018, 3,019,493 (March 31, 2017 - 1,845,450) share options were outstanding, of which 2,618,227 were anti-dilutive (March 31, 2017 - 1,382,950).

At March 31, 2018, share purchase warrants that entitle the holders to purchase 5,851,000 (March 31, 2017 - 2,820,000) common shares were outstanding (note 8), of which 5,851,000 (March 31, 2017 - 1,820,000) were anti-dilutive.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and,

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At March 31, 2018, and December 31, 2017, none of the Company’s financial assets and liabilities are measured and recognized in the condensed interim consolidated statements of financial position at fair value with the exception of the share purchase warrants (note 8) and derivative asset/liability.

The carrying values of cash and cash equivalents, short-term investments, trade and other receivables, trade payables, and vendor loan approximate their fair value due to their short-term nature.

At March 31, 2018, and December 31, 2017, there were no financial assets or liabilities measured and recognized in the condensed interim consolidated statements of financial position at fair value that would be categorized as Level 2 or Level 3 in the fair value hierarchy above with the exception of the derivative asset/liability, which is a Level 2 fair value measurement.

As at March 31, 2018, the Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. A total of 45,000 gold ounces were placed under these contracts with expiry dates through to December 27, 2018, with a weighted average floor price of $1,250 per gold ounce and a weighted average maximum sales price of $1,444 per gold ounce. At May 8, 2018, 40,000 of these option contracts were unsettled and 5,000 had expired. The fair value of the derivative liability of $57 (fair value of the derivative asset at December 31, 2017 - $21) is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

12.	SEGMENTED INFORMATION

Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company has determined that it has two reportable operating segments, the San Francisco Mine and the Ana Paula Project. Other consists primarily of the Company’s corporate assets, derivative assets, warrant liabilities and corporate and administrative expenses which are not allocated to operating segments. Prior period results have been represented to reflect the current presentation.

A reporting segment is defined as a component of the Company:

•	that engages in business activities from which it may earn revenues or incur expenses;
•	whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and,
•	for which discrete financial information is available.

The CODM evaluates segment performance based on earnings from operations and capital expenditures.

The Company does not treat the production of gold and silver, the primary two minerals produced at the San Francisco Mine, as separate operating segments as they are the output of the same production process, only become separately identifiable as finished goods and are not reported separately from a management perspective.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

	Three months ended March 31, 2018
Segment results	San Francisco Mine	Ana Paula Project	Other	Total
Metal revenues	$23,338	$-	$-	$23,338
Production costs	(15,514)	-	-	(15,514)
Depreciation and depletion	(1,270)	-	-	(1,270)
Corporate and administrative expenses	(389)	-	(2,514)	(2,903)
Earnings (loss) from operations	$6,165	$-	$(2,514)	$3,651
Capital expenditures	$4,411	$5,617	$3	$10,031

	Three months ended March 31, 2017
Segment results	San Francisco Mine	Ana Paula Project	Other	Total
Metal revenues	$32,306	$-	$-	$32,306
Production costs	(19,362)	-	-	(19,362)
Depreciation and depletion	(1,839)	-	-	(1,839)
Corporate and administrative expenses	(474)	-	(851)	(1,325)
Earnings (loss) from operations	$10,631	$-	$(851)	$9,780
Capital expenditures	$2,227	$2,615	$-	$4,842

Segment assets and liabilities	San Francisco Mine	Ana Paula Project	Other	Total
As at March 31, 2018
Total assets	$96,275	$113,384	$30,568	$240,227
Total liabilities	$35,133	$3,077	$1,926	$40,136
As at December 31, 2017
Total assets	$89,612	$107,196	$38,827	$235,635
Total liabilities	$33,577	$3,028	$2,445	$39,050

During the three months ended March 31, 2018 and 2017, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

Three months ended March 31,
	2018	2017
Customer A	95%	91%
Customer B	5%	6%
Customer C	-	3%
Total	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell finished goods.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

The Company’s metal revenues from operations, all of which are derived in Mexico, for the three months ended March 31, 2018 and 2017, are as follows:

Three months ended March 31,
	2018	2017
Gold	$23,245	$32,098
Silver by-product	93	208
	$23,338	$32,306